February 14, 2020

Michael Behrens
Chief Executive Officer
My Racehorse CA LLC
250 W. 1st Street, Suite 256
Claremont, CA 91711

       Re: My Racehorse CA LLC
           Post-qualification Amendment to Form 1-A
           Filed February 7, 2020
           File No. 024-10896

Dear Mr. Behrens:

       We have reviewed your amendment and do not have any comments.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jacqueline Kaufman at 202-551-3797 or Erin Jaskot at 202-551-3442 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services